Filed by AMG Funds (SEC File No. 333-249460) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds III

SEC File No. 811-03752

URGENT NOTICE

Dear Shareholder,

Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13, 2021 has been adjourned once again to February 18, 2021 at 3:00 p.m. Eastern time.

We cannot hold the meeting without your vote. Your participation matters and your vote will make a difference. We will need to continue to contact shareholders until we obtain the minimum number of votes necessary. Every vote counts.

PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your vote response so that we may proceed with the important business of the Fund.

Cast your proxy vote today by phone. Call (866) 751-6311 for assistance, representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Sincerely,

Keitha Kinne

Chief Operating Officer

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

1.

VOTE BY PHONE WITH A REPRESENTATIVE: You may cast your vote by telephone with a proxy representative by calling toll-free (866) 751-6311. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

2.	VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website

4.	VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the special shareholder meeting on February 18, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned to a later date. Your prompt response is greatly appreciated.

One Stamford Plaza 263 Tresser Blvd, Suite 949 Stamford, CT 06901	REG NOBO

URGENT NOTICE

Dear Shareholder,

Your investment in AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund) (the “Fund”) is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for January 13, 2021 has been adjourned once again to February 18, 2021 at 3:00 p.m. Eastern time.

We cannot hold the meeting without your vote. Your participation matters and your vote will make a difference. We will need to continue to contact shareholders until we obtain the minimum number of votes necessary. Every vote counts.

PLEASE help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your vote response so that we may proceed with the important business of the Fund.

Cast your proxy vote today by phone. Call (866) 864-7961 for assistance, representatives are available to you Monday through Friday 9 a.m. to 11 p.m. Eastern time.

The Board of Trustees of AMG Funds III believes that the proposals are in the best interests of shareholders and recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Sincerely,

Keitha Kinne

Chief Operating Officer

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

1.	VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2.	VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3.	VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please vote now so that your response is received before the special shareholder meeting on February 18, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned to a later date. Your prompt response is greatly appreciated.

One Stamford Plaza 263 Tresser Blvd, Suite 949 Stamford, CT 06901	OBO

Dear Valued Shareholder,

Our proxy solicitation firm, AST Fund Solutions, LLC (“AST”), recently contacted you regarding your investment in the AMG GW&K MID CAP FUND (the “Fund”). At that time, you requested that they do not contact you again by phone regarding this matter. We understand and respect your wishes to not be contacted via phone again by AST and we sincerely apologize for any inconvenience these calls have been.

Please be advised that, to date, the Fund has not received the minimum number of shareholder votes required by law to proceed with its important proposals (as outlined in the proxy materials previously mailed to you).

Unfortunately, we will need to continue to contact shareholders until we obtain the minimum number of votes necessary and are reaching out to you again, via this mailing, to respectfully reiterate how critical it is for you to vote your shares.

To vote, please call (866) 751-6311 between 9 a.m. and 11 p.m. Eastern Time, Monday through Friday, and provide the reference number listed below. The call will take less than two minutes of your time.

REFERENCE NUMBER: 123456789

As detailed in the proxy materials, after careful consideration, the Board of Trustees of AMG Funds III unanimously recommends that shareholders vote “FOR” each proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/AMG/docs/GWK_MidCap.pdf. Please read the proxy statement carefully because it contains important information.

Please vote now so that your response is received before the adjourned special shareholder meeting on February 18, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned to a later date. Your prompt response is greatly appreciated.

Sincerely,

Keitha Kinne

Chief Operating Officer

DNCREGNOBO